Exhibit 99.2

Certain confidential information contained in this exhibit, marked by [***], has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the company if publicly disclosed.

Equity Transfer Agreement

Regarding

Chongqing Jintong Financing Guarantee Co., Ltd.

June 27, 2023

Table of Contents

Article 1	Definition	1

Article 2	Equity Transfer	4

Article 3	Closing	6

Article 4	Transitional Period	8

Article 5	Representations and Warranties	8

Article 6	Undertakings	9

Article 7	Confidentiality	10

Article 8	Tax Expenses	11

Article 9	Compensation	11

Article 10	Effectiveness and Termination	12

Article 11	Notice	13

Article 12	Applicable Law and Dispute Resolution	13

Article 13	Other Provisions	14

Appendix I	Preconditions for the Transferee to Pay Equity Transfer Price	1

Appendix II	Restrictions during the Transitional Period	1

Appendix III	Hand-Over List	1

Appendix IV	Representations and Warranties	1

Appendix V	Disclosure Letter	1

Equity Transfer Agreement

This Equity Transfer Agreement (“this Agreement”) is signed by the following parties on June 27, 2023 (“Execution Date”) in Chongqing, China:

(1)       Chongqing Hengyuda Technology Co., Ltd., a limited liability company established in accordance with the laws of China, with its registered address at Unit 6, 22F, No. 7, Huasheng Road, Yuzhong District, Chongqing (the “Transferee”);

(2)       Tang Ning, a Chinese citizen, ID No.: [***] (the “Actual Controller of the Transferee”);

(3)       Chongqing Zhongxun Jintong Investment (Group) Co., Ltd., a limited liability company established in accordance with the laws of China, with its registered address at [***] (the “Transferor”);

(4)       [***], a Chinese citizen, ID No.: [***] (the “Actual Controller of the Transferor”);

(5)       Chongqing Jintong Financing Guarantee Co., Ltd., a limited liability company established in accordance with the laws of China, with its registered address at [***] (the “Target Company”).

The Transferee, the Transferor, the Actual Controller of the Transferee, the Actual Controller of the Transferor and the Target Company are hereinafter referred to as “Party” individually and collectively as “Parties” in this Agreement.

Whereas:

(1)       The Target Company has been granted an Operation Permit for Financing Guarantee Business (“Target Qualification”);

(2)       On the Execution Date, the registered capital of the Target Company was RMB 200 million, all of which were held by the Transferor;

(3)       The Transferee has paid on May 15, 2023 to the Transferor an earnest money of RMB 450,000 (“Earnest Money”) for the Equity Transfer;

(4)       The Transferee intends to purchase all the equity of the Target Company held by the Transferor (“Target Equity”) in accordance with the terms and conditions of this Agreement, and the Transferor intends to sell Target Equity to the Transferee in accordance with the terms and conditions of this Agreement (“Equity Transfer Transaction” or “Equity Transfer”);

(5)       The Transferee acquires the Target Equity based on the value inherent in the Target Company itself.

Therefore, the parties hereby agree as follows:

Article 1 Definition

1.1                   Definition

In this Agreement, unless otherwise specified, the following terms shall have the meanings set forth below:

“Law” refers to all regulations, rules, and orders of any government agency, including any statute, written law, or other legislative measures, as well as any regulations, rules, treaties, orders, decrees, or judgments.

“Liabilities” means, with respect to any entity, all the obligations of the entity to make payments, including but not limited to: (i) borrowed or raised payables, (ii) acceptance letter of credit, documentary letter of credit or commercial instrument loans, (iii) any bonds, bills, loans, bills of exchange or similar vouchers, (iv) deferred payments for purchased assets or services, payments payable for the performance of contractual obligations, and any liquidated damages, (v) rent payments under leases (whether related to land, machinery, equipment, or other projects) entered into primarily for the purpose of raising funds or financing the purchase of leased assets, (vi) guarantees, letter of guarantees, standby letters of credit, or other documents issued for the performance of contracts, (vii) mortgages, guarantees, or other assurances for financial losses related to the obligations of any entity, (viii) payable employee compensation, insurance, provident fund, benefits, expenses, (ix) payable dividends, bonuses, taxes, compensation, legal fees.

“Working Day” refers to the normal business day of commercial banks in China, excluding legal holidays.

“Affiliate” means (1) with respect to any Person, (a) any other Person/natural person that, directly or indirectly, controls, is controlled by, or is under the same control with, the Person; (b) directors, supervisors, senior officers of the Person and the Affiliate of the aforesaid persons. (2) With respect to any natural person, the close relatives of the natural person (including spouse, parents, grandparents, maternal grandparents, brothers and sisters and their spouses, parents of the spouse, brothers and sisters of the spouse and their spouses, children and their spouses, grandchildren and their spouses) and Person in which such close relatives serve as directors, supervisors, or senior officers or which is under the control, directly or indirectly (including but not limited to through designated persons), of such close relatives. However, for the purpose of this Agreement, neither the Transferee nor its Affiliate shall be deemed as the Affiliate of the Transferor.

“Closing Date” has the meaning given in Article 3.1 of this Agreement.

“Transaction Documents” refers to this Agreement and any other agreement signed regarding the Equity Transfer.

“Control” refers to, in terms of the relationship between two or more entities, the power (whether directly, indirectly, or as a trustee or executor) to direct or cause others to direct the business, affairs, management, or decision-making of an entity, whether through the ownership of equity, voting rights, or voting securities, or whether as a trustee or executor, or whether under a contract, arrangement of an agreement, arrangement of a trust, or through other means, including (i) directly or indirectly owning fifty percent (50%) or more of the issued shares or equity of the entity, (ii) directly or indirectly owning fifty percent (50%) or more of the voting rights of the entity, or (iii) directly or indirectly having the power to appoint a majority of the members of the board of directors or similar management organization of the entity. “Controlled” and “Under Common Control” shall have meanings corresponding to the above interpretation.

“Transferor” refers to the Transferor and the Actual Controller of the Transferor.

“Transferee” refers to the Transferee and the Actual Controller of the Transferee.

“Warranties of the Transferor” refers to the representations and warranties made by the Transferor as described in Appendix IV (A).

“Approval” means rights, licenses, permits, approvals, exemptions, consents, authorizations granted by any government agency and all registrations and filings made with any government agency.

“Encumbrance” refers to (1) a priority or other interest created on a specific property as hypothecation, pledge, lien, or otherwise functioning as a guarantee; and (2) claims attached to a specific property and related to the ownership, possession, or use of such specific property (including holding-for-another arrangements).

“Person” refers to an individual, company, enterprise, partnership, trust, unincorporated organization, government, any government department or agency, or any other entity.

“RMB” refers to the fiat money of China, RMB.

“Warranties of the Transferee” refers to the representations and warranties made by the Transferee as described in Appendix IV (B).

“Taxes” or “Taxation” refer to all forms of taxes and similar fees levied, collected, withheld, or assessed by local, city, regional, urban, governmental, state, federal, or other authorities in China or any other jurisdiction, as well as any interest, additional taxes, fines, surcharges, or penalties related to the above-mentioned items.

“Cash” refers to cash, cash equivalents, tradable securities, or other items that can be defined as current assets in accordance with Chinese accounting standards.

“Government Agency” refers to any government or its Affiliated institutions, any department or agency of any government or its Affiliated institutions, any court or arbitral tribunal, and any regulatory agency of any stock exchange, in each case with necessary jurisdiction.

“Intellectual Property” refers to all patents, trademarks, service marks, registered designs, domain names, utility models, copyrights, inventions, confidential information, trade secrets, proprietary production processes and equipment, brand names, database rights, trade names, and all similar rights and the benefits related to any of the above (in each case, regardless of whether registered or not, and including all applications for the above and the right to apply for any of the above in any part of the world).

“Material Adverse Effect” refers to any following circumstance, change or impact involving the Target Company: such circumstance, change or impact (a) causes (or there exists sufficient evidence to corroborate the possibility that it may cause) serious adverse effect on the existence, business, assets, intellectual properties, liabilities (including but not limited to contingent liabilities), financial conditions, operating performance, operating prospect or financial conditions of the Target Company; (b) causes (or there exists sufficient evidence to corroborate the possibility that it may cause) serious adverse effect on the qualification, license or ability of the Target Company to operate the current business; or (c) significantly affects the ability of the Transferor to perform its obligations and responsibilities under the Transaction Documents; (d) any event or legal action that significantly affects the effectiveness or enforceability of any Transaction Documents.

“China” refers to the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and the region of Taiwan for the purpose of this Agreement only.

“Chinese Accounting Standards” refer to the accounting standards applicable to enterprises in China at the then-current time.

“Assets” refer to tangible or intangible assets, rights, and privileges of any nature, including all rights related to intellectual properties.

Article 2 Equity Transfer

2.1                   Target Equity

As of the Execution Date of this Agreement, the equity structure of the Target Company is as follows:

Shareholder	Subscribed registered capital (RMB0’000)	Paid-in registered capital (RMB0’000)	Shareholding ratio
Chongqing Zhongxun Jintong Investment (Group) Co., Ltd.	20,000	20,000	100%
Total	20,000	20,000	100%

In conformity with the terms of this Agreement and on the premise of meeting the conditions agreed in this Agreement, the Transferee agrees to purchase from the Transferor, and the Transferor agrees to sell to the Transferee, the Target Equity.

2.2                   Equity Transfer Price

The parties agree that, in conformity with the terms of this Agreement and on the premise of meeting the conditions agreed in this Agreement, the Equity Transfer price payable by the Transferee is RMB 204.86658925 million, equals to the net asset amount of the Target Company recognized by both parties on the Execution Date of this Agreement plus RMB 4.5 million (the “Equity Transfer Price”).

2.3                   Payment of Equity Transfer Price

The parties agree that, in conformity with the terms of this Agreement and on the premise of meeting the conditions agreed in this Agreement, the Transferee shall pay the Equity Transfer Price in three installments:

(1)           Within ten (10) Working Days after all First Installment preconditions specified in Appendix I (A) of this Agreement are met or waived in writing by the Transferee, the First Installment of RMB [***] million (“First Installment”) shall be paid in the following manner:

(a)           The Transferee shall pay a sum of RMB [***] million, which constitutes a part of the First Installment, to the account newly opened by the Target Company in the bank designated by the Transferee (the “Special Account”, and the date of payment of such sum by the Transferee is the “First Installment Date”). The Special Account shall be opened under the name of the Target Company. After the completion of the opening of the Special Account, the relevant certificates and seals (specifically referring to the business license, official seal, special financial seal and corporate seal) related to the account shall be immediately stored, for the purpose of joint custody, into the safe deposit box offered by a bank jointly recognized by the Transferor and the Transferee. The Transferor agrees that the payment of RMB [***] million to the Special Account by the Transferee shall be deemed as the completion of the obligation of payment to the Transferor of the part of the First Installment that is RMB [***] million;

(b)           The Transferee shall pay a sum of RMB [***] million, which constitutes a part of the First Installment, to the designated collection account of the Transferor (opened in the name of the Transferor);

(c)           The Earnest Money of RMB [***] already paid by the Transferee to the Transferor shall be automatically converted into a part of the First Installment on the First Installment Date.

(2)           After the Transferor receives or is deemed to have received all of the First Installment according to the provisions of Article 2.3 (1), the Target Company shall go through the formalities regarding the industrial and commercial registration of changes (which is to say, specifically, signing and sealing the materials that have passed the preliminary review). Within ten (10) Working Days after the Target Company has completed the industrial and commercial change registration reflecting the Equity Transfer and other Second Installment payment preconditions specified in Appendix I (B) of this Agreement have been met or waived in writing by the Transferee, the Transferee shall pay the Second Installment of RMB [***] million (“Second Installment”) to the designated collection account of the Transferor (opened in the name of the Transferor);

(3)           Within 3 days after the Transferor receives all of the First Installment and the Second Installment, the Target Company shall hand over to the management personnel designated by the Transferee the handover items listed in Appendix III of this Agreement, including but not limited to the original copies of basic materials such as the Target Company’s business license, all seals (the seal of the former legal representative shall not be handed over because the legal representative has changed), bank accounts, financial account books, business, documents, etc. After the handover, the Transferee shall, on its own, change the authorized signatory of all bank accounts to the person designated by the Transferee. Within ten (10) Working Days after the completion of the filing with the relevant regulatory authority (specifically referring to the completion of the filing of the changed information reflecting the Equity Transfer Transaction according to the requirements of local Financial Supervision and Administration Bureau of Chongqing, and the obtaining of the updated Operation Permit for Financing Guarantee Business) and other Final Payment preconditions specified in Appendix I (C) are met or waived in writing by the Transferee, the Transferee shall pay a sum of RMB [***] for the Equity Transfer (“Final Payment”) to the designated collection account of the Transferor (opened in the name of the Transferor). If the filing formalities for registering the new shareholder are not successfully handled in the local Financial Supervision and Administration Bureau of Chongqing, the Equity Transfer of the Target Equity by and among all parties shall still be valid.

Article 3 Closing

3.1                   Closing

On the premise of complying with the terms and conditions of this Agreement, beginning from the day on which the Transferee pays the Second Installment and whereupon both parties shall conduct the Closing of Target Equity (“Closing”, the date of Second Installment payment is the “Closing Date”), the equity structure of the Target Company will be changed to:

Shareholder	Subscribed registered capital (RMB0’000)	Paid-in registered capital (RMB0’000)	Shareholding ratio
Chongqing Hengyuda Technology Co., Ltd.	20,000	20,000	100%
Total	20,000	20,000	100%

From the Closing Date, the Transferee shall enjoy the rights and assume the obligations of shareholders in accordance with applicable laws, regulations and the newly signed Articles of Association of the Target Company.

3.2                   Documents to be Delivered on the Closing Date

On the Closing Date, the Transferor shall deliver the following materials to the Transferee:

(1)           The original of the equity transfer agreements (including this Agreement and the industrial and commercial version of the equity transfer agreement) on this Equity Transfer, the relevant resolutions formally passed by the Target Company’s shareholders’ meeting, the board of directors/executive directors, the new Articles of Association of the Target Company and other documents related to the industrial and commercial change registration;

(2)           The original of the latest register of shareholders and the capital contribution certificate of the Target Company with the official seal stamped are to be delivered on the Closing Date, and such original shall have registered the Transferee as a shareholder of the Target Company, whose capital contribution and shareholding ratio are consistent with those agreed in Article 3.1 of this Agreement.

3.3                   Facilitate the Closing

Both parties shall try at full stretch to ensure that the payment conditions for each installment are met as soon as possible after the signing of this Agreement.

3.4                   Division and Assignment of Responsibilities

Unless otherwise expressly agreed in this Agreement, the Transferee shall not bear any debts and liabilities which are related to the Target Equity, Target Qualification or Target Company and which exist or occur before the Closing Date or are caused by reasons existing before the Closing Date, whether existing or possible, known or unknown, accumulated or not accumulated, due or not due, disclosed or not disclosed, and whether belonging to those which come into being due to the causes existing before the Closing Date but regarding which the Transferee is required to assume responsibility only after the Closing, including but not limited to any liability, debt, dispute, or taxes payable, litigation, arbitration, enforcement, claims, administrative penalties or other legal procedures, third-party claims, liabilities, obligations, damages, losses, judgments, legal actions, litigation, procedures, arbitration, etc. If the Transferee or the Target Company incurs any litigation, arbitration, administrative penalty or other legal proceedings or suffers any loss due to the request made by any third party on the aforementioned matters or due solely to the reason that it acts in accordance with this Agreement, the Transferee shall notify the Transferor, and the Transferor shall be responsible for responding to the lawsuit and handling the relevant disputes, penalties and legal procedures, and compensate the Transferee and the Target Company for all the losses suffered as a result thereof. If the Transferee and/or the Target Company have paid in advance, the Transferee shall have the right to deduct such losses from the unpaid Equity Transfer Price. The part exceeding the unpaid Equity Transfer Price shall be jointly and severally borne by the Transferor and shall be paid to the Transferee or its designated entity within the time limit required by the Transferee.

The Transferor shall bear all taxes, late fees and fines related to the Target Company that has accumulated during the corresponding tax period prior to the Closing Date, including but not limited to VAT, corporate income tax, stamp tax and other taxes, late fees and fines that shall be paid by the Target Company.

Before the Closing Date, the Target Company has been granted a special tax status for restructuring and thus has not paid relevant taxes by virtue of adopting the method of “transferring equity or assets between resident enterprises under 100% direct control according to the net book value” after disposal of assets that have been pledged for debts. If, after the Closing Date, the relevant tax authorities re-assess the aforementioned matters relating to the special tax status for restructuring and require the Target Company to deal with the matters as general tax matters and to make a make-up payment of the taxes, then the Transferor shall be jointly and severally liable for all relevant taxes, late fees and fines.

If it is necessary for the Target Company to cooperate with the Transferor to fulfill the debt recovery procedures after the Equity Transfer, the Transferee agrees to provide reasonable cooperation, and the Transferor shall bear the relevant costs, if any; If after this Equity Transfer, the debtor of the Target Company whose debt relationship with the Target Company is established before the Closing Date requests the Target Company to cancel the relevant pledge registration, prior written consent of the Transferor is required, and the costs, if any, involved in handling the pledge cancellation registration shall be borne by the Transferor.

Article 4 Transitional Period

4.1                   Business Operation before the Closing

From the Execution Date of this Agreement to the Closing Date (the “Transitional Period”), the Target Company shall not and the Transferor shall cause the Target Company not to engage in any business. If any event, condition or circumstance that constitutes a breach of any Warranties of the Transferor and/or any of the terms and conditions described in this Agreement occurs before the Closing Date, the Transferor shall immediately notify the Transferee of such event, condition or circumstance.

The parties agree that all costs arising from the operation of the Target Company before the Closing Date shall be borne by the Transferor; If the Target Company incurs any personnel or operating costs between the Execution Date of this Agreement and the Closing Date of the Target Company, the Equity Transfer Price shall be reduced accordingly.

4.2                   Restrictions on Actions during the Transitional Period

During the Transitional Period, without the prior written consent of the Transferee, the Target Company shall not, and the Transferor shall cause the Target Company not to, and shall guarantee that the Target Company will not, take any action as agreed in Appendix II, except for actions related to the fulfillment of the payment conditions of each installment as listed in Appendix I of this Agreement. Otherwise, the Transferee shall have the right to choose to reduce the Equity Transfer Price or unilaterally terminate this Agreement according to the extent of the impairment thus caused to the value of the Target Equity.

4.3                   Right of Access to Documentation

During the Transitional Period, the Target Company shall, and the Transferor shall cause the Target Company to, make the Target Company’s premises and all its books, documents and records, as well as all books, documents and records related to the Target Qualification fully available to, the Transferee and its Affiliate, as well as their respective employees, officers, accountants, legal advisors (and other advisors and consultants subject to the confidentiality obligations specified in Article 7) on the condition that the Transferee has given reasonable prior notice, and the Transferor shall instruct its employees to, in a timely manner, provide information and explanations to the Transferee or any person reasonably required by the Transferee.

Article 5 Representations and Warranties

5.1                   Warranties of the Transferor

In order to cause the Transferee to sign this Agreement, and as part of the consideration for its signing this Agreement, the Transferor hereby jointly and severally makes, to the Transferee, all of the representations and warranties listed in Appendix IV (A).

5.2                   Warranties of the Transferee

The Transferee hereby makes, to the Transferor, all the representations and warranties listed in Appendix IV (B).

Article 6 Undertakings

6.1                   Cooperate in the Due Diligence

The Actual Controller of the Transferor, the Transferor and the Target Company shall make reasonable efforts to cooperate with the Transferee and the Affiliate of the Transferee (including through their consultants and representatives) in the due diligence. There shall be no concealment, misleading or major omissions in the due diligence process. For the problems found in the due diligence, they shall make reasonable efforts to negotiate with the Transferee for rectification.

6.2                   Timely Changes

The Transferor undertakes that after the Transferee has paid the First Installment, the Target Company will, and the Transferor will cause the Target Company to, complete the industrial and commercial registration of changes as soon as possible, and no later than 15 days after the Transferee has paid the First Installment. If the Transferee is required to cooperate in submitting relevant materials or conducting relevant system identification or verification when going through industrial and commercial procedures, the Transferee shall so cooperate.

6.3                   Non-competition

Within two years from the Closing Date of this Equity Transfer, the Actual Controller of the Transferor, the Transferor and any of its Affiliate

(1)           shall not instigate the customers, agents, suppliers and/or independent contractors of the Target Company to terminate the cooperation with the Target Company and/or cause the cooperation conditions with the Target Company to change in a detrimental way to the Target Company;

(2)           shall not persuade the directors, senior officers and employees of the Target Company and the Transferee and/or any of their Affiliate who are appointed or employed by the Transferee to resign;

(3)           shall not, directly or indirectly, employ the directors and senior officers of the Target Company, the Transferee and any of their Affiliate who are appointed or employed by the Transferee to engage in the financing guarantee business; and

(4)           shall not use the intellectual properties, research results, research materials, copyrights, etc. of the Target Company to engage in specific businesses.

6.4                   Business Cooperation and Development

The Transferor agrees that:

(1)           In case of the Transferor carrying out financial business related to, among other things, financing guarantee, the Transferor is hereby given the priority to establish the cooperation with the Target Company under the same conditions;

(2)           Under the same conditions, the Transferor is hereby given the priority to establish strategic cooperation relations in the field of financing guarantee with the Transferee and its Affiliate.

6.5                   Restrictions on the Use of Names and Logos

Without the prior written consent of the Transferee, the Actual Controller of the Transferor, the Transferor and any of its Affiliate shall not, for any commercial or non-commercial purposes, use, make preparations for using, apply for the registration of, publish, copy, modify the same logo as or similar logo to that of the Transferee, its directors and senior officers or any of its Affiliate, including but not limited to the name, packaging, decoration, commodity shape (including the overall image and specific elements), trademark, name of the enterprise or enterprise group and its abbreviation, font size, main part of domain name, website name, web page, name, pen name, art name, sub brand logo, video program name and other indications of the Transferee and its directors, senior officers and Affiliate that can identify the Transferee or any of its Affiliate, as well as other indications and the combination or variation of various indications that include, associate with or are directed at any element contained in the aforementioned indications, regardless of whether it has actually caused confusion or whether there is a fault on its part.

6.6                   Exclusion

During the period beginning from the Execution Date of this Agreement until the Closing Date or the termination of this Agreement (whichever is earlier), the Transferor shall not directly or indirectly, and shall cause its Affiliate and consultants as well as their respective directors, officers, employees and representatives (the “Exclusive Obligation Undertaking Party”) not to directly or indirectly, take any actions with respect to the Equity Transfer agreed in this Agreement in order to (1) attract, respond to, or support any inquiry, proposal or offer given from a third party to the Target Company regarding a transaction that is similar to this Equity Transfer Transaction, or regarding any other transaction that is in contradiction with this Equity Transfer Transaction (any of the aforementioned transactions is called a “Third-party Transaction”); (2) provide a third party with any information about any Third-party Transaction to be conducted on the Target Company or conduct any negotiation or discussion with a third party; and (3) reach any agreement or arrangement with a third party on any Third-party Transaction to be conducted on the Target Company. If the Exclusive Obligation Undertaking Party obtains any inquiry related to the possible Third-party Transaction from any other party, it shall promptly notify the Transferee.

Article 7 Confidentiality

7.1                   Confidentiality

Each party agrees to keep the following information confidential: the existence, content and signing of this Agreement, the trade secrets of the other party that each party has learned during the validity period of this Agreement, and any oral or written materials exchanged among the parties for the preparation or performance of this Agreement and other matters that need to be kept confidential by each party, which shall not be disclosed or made public to a third party without the written consent of the other party. For the avoidance of doubt, after the Closing Date, the Transferee has the right to independently decide whether to disclose any trade secrets related to the Target Company and other information related to the operation of the Target Company. Each party shall ensure that its employees, consultants and agents perform their confidentiality obligations under this Agreement. However, the disclosure of confidential information by either party under any of the following circumstances shall not be deemed as a breach of this Agreement: (1) the information was known to the public at the time of disclosure; (2) the information is disclosed according to the prior written consent of the parties to this Agreement; (3) for the purpose of evaluating this Equity Transfer Transaction, one party discloses to its shareholders, directors, management members, or the accounting firm or law firm engaged by it who agree to perform the confidentiality obligations, provided that the aforesaid personnel comply with the confidentiality obligations in conformity with this article, and the breach of confidentiality obligations by the aforesaid personnel shall be deemed as a breach of this article by the disclosing party; (4) if a party is required to disclose any confidential information in accordance with any applicable mandatory laws and regulations, instructions from any judicial or administrative authority, or requirements from any applicable stock exchange, regulatory or government agency, to the extent permitted by law, that party shall (i) provide written notice to the other parties as soon as possible before disclosure; (ii) consult with other parties regarding the form, content, and methods of disclosure; and (iii) shall use its best efforts to assist other parties in seeking protective remedies. The party shall, based on the written opinion provided by the lawyer, provide only that portion of confidential information that is lawfully required to be disclosed, and shall use its best efforts to ensure that such confidential information that is required to be disclosed is protected by confidentiality.

Article 8 Tax Expenses

Each party shall pay and bear its own taxes and expenses related to this Equity Transfer Transaction. For the avoidance of doubt, the income tax of the Transferor under the Equity Transfer shall be borne by the Transferor, and the Transferee does not need to pay or bear any amount related to the income tax involved in the Equity Transfer beyond the Equity Transfer Price.

Article 9 Compensation

9.1                   General Principles

If either party hereto breaches any warranty in this Agreement and/or any representation, warranty, commitment or agreement in this Agreement and/or any other Transaction Documents, and/or the warranty of either party hereto or any representation, warranty in any other Transaction Documents is unfounded, untrue, inaccurate or incomplete, resulting in a situation where the Target Company and/or the agreement has caused losses that are incurred by the other party and/or its Affiliate, directors, shareholders, employees, agents and representatives, (hereinafter referred to as the “Indemnified Person”), then such losses shall be compensated by the breaching party jointly and severally to the Indemnified Persons, and the non-breaching party has the right to directly deduct such losses from any amount payable (including any unpaid Equity Transfer Price); If the losses are greater than the as-yet-unpaid amount, the breaching party (excluding the Target Company if it occurs after the Closing Date) shall jointly and severally compensate the Target Company (if it occurs after the Closing Date) and/or the non-breaching party for such exceeding portion within ten (10) Working Day after the occurrence of such losses.

After all payment conditions specified in this Agreement have been met, if the Transferee fails to pay the First Installment in full and on time, the Transferor shall have the right to unilaterally terminate this Agreement, the right to not return the Earnest Money paid by the Transferee, and the right to claim compensation for losses from the Transferee according to the compensation standard contained in Article 9 of this Agreement.

9.2                   Special Agreement

If the Transferor or any of its Affiliate violates the exclusive obligation specified in Article 6.6, the Transferor shall jointly and severally pay the Transferee double Earnest Money as compensation.

Article 10 Effectiveness and Termination

10.1                 Effective Date

This Agreement is established and comes into force on the date of signing by all parties.

10.2                 Termination Event

This Agreement may be terminated by the relevant party before the Closing Date in the following ways:

(a)           If one or more preconditions for making the First Installment are not met within six (6) months after the signing of this Agreement, the Transferee has the right to notify the Transferor in writing to terminate this Agreement;

(b)           If the Transferor violates any major statement, guarantee, commitment or agreement contained in this Agreement (including but not limited to situations where the Target Company’s main financial statements, assets, taxes, etc., have not been settled within the agreed time, or the Transferor violates the obligations agreed in Article 4.2 of this Agreement), the Transferee has the right to notify the Transferor in writing to terminate this Agreement;

(c)           If the Transferor violates the exclusive obligation specified in Article 6.6 of this Agreement, the Transferee has the right to notify the Transferor in writing to terminate this Agreement;

(d)           If the Equity Transfer Transaction cannot be completed due to force majeure, changes in laws and regulations or government reasons, the Transferee has the right to notify the Transferor in writing to terminate this Agreement;

(e)           If the Transferor conceals, misleads or makes major omissions in the process of due diligence, or fails to reach an agreement with the Transferee on the rectification of the problems found in the due diligence, or the Transferor fails to rectify the problems found in the due diligence according to the arrangement reached with the buyer, the Transferee has the right to notify the Transferor in writing to terminate this Agreement; or

(f)           This Agreement may be terminated at any time on or before the Closing Date with the written consent of each party.

10.3                 Consequences of Termination

(1)           If this Agreement is terminated before the Closing Date (including being determined as invalid and revoked) due to reasons that cannot be totally attributed to the Transferee, the Transferor shall, within three (3) Working Day after receiving the written notice from the Transferee, return to the Transferee all the money paid by the Transferee or the Transferee’s Affiliate to the Transferor and the Transferor’s designated party as of the effective date of termination (including but not limited to the Earnest Money and payment already made for the Equity Transfer); If the Transferor fails to perform the obligations specified in Article 6.6 of this Agreement, resulting in the termination of this Agreement, the Transferor shall also pay the Transferee double Earnest Money as compensation. The Actual Controller of the Transferor shall be jointly and severally liable for the payment obligation of relevant funds undertaken by the Transferor under this article.

(2)           If this Agreement is terminated in accordance with the provisions of Article 10.2, or if this Agreement is determined as invalid and revoked, the parties shall continue to be bound by this Article 10.3, Article 7 (Confidentiality), Article 8 (Tax Expenses), Article 9 (Compensation), Article 11 (Notice) and Article 12 (Applicable Law and Dispute Resolution). Nothing in this Article 10.3 shall be deemed to have exempted any party from any liability for breach of this Agreement before the termination of this Agreement.

Article 11 Notice

11.1                 Notice

All notices, requests or other communications sent under this Agreement shall be in writing and delivered or sent to the following addresses or e-mail addresses or communication numbers of the relevant parties (or other addresses specified by the recipient in a written notice to the other parties 5 days in advance).

Transferor/Actual Controller of the Transferor/Target Company (before the Closing date):	Mailing Address: 22F, China Merchants Tower, No. 118 Jianguo Road, Chaoyang District, Beijing
Contact person: Yang Haijun
Email: haijunyang@creditease.cn
Transferee/Actual Controller of the Transferee/Target Company (Closing Date and after the Closing Date):	Mailing address: [***]
Contact person: [***]
Email: [***]

Each notice, request or other communication sent or served in accordance with the provisions of this Article 11.1 shall be deemed to have been sent or served in the following circumstances: (1) If it is sent by registered mail, it shall be deemed to have been served on the third Working Day after the relevant notice, request or communication addressed at the above address is posted in the post office and the receipt is issued by the post office; (2) If it is delivered by a courier company or delivered by hand, it shall be deemed delivered when the relevant notice, request or communication is delivered to the relevant address mentioned above (if rejected or returned due to no one available to sign for it, it shall be deemed delivered on the date of rejection or return); (3) Notification by email shall be deemed delivered when the email system shows that the notified party has actually received it or when the sender has not received any sending failure notification after 24 hours have elapsed after sending it.

Article 12 Applicable Law and Dispute Resolution

12.1                 Applicable Law

The conclusion, validity, interpretation, performance, amendment and termination of this Agreement and the settlement of disputes shall be governed by Chinese laws.

12.2                 Dispute resolution

Any dispute, controversy or claim arising from or relating to this Agreement or its breach, termination or invalidity (hereinafter referred to as “Dispute”) shall be settled by all parties through friendly negotiation. The requesting party shall provide a dated notice to the other parties promptly informing them of any Dispute and explaining the nature of the Dispute. If the Dispute cannot be settled through negotiation, either party may file a lawsuit to the court with jurisdiction over the place where the Target Company’s domicile is located.

Article 13 Other Provisions

13.1                 Joint Liability

Unless otherwise agreed in this Agreement, the Actual Controller of the Transferor shall be jointly and severally liable for the obligations and liabilities of the Transferor under this Agreement.

13.2                 Assignment

The successors and permitted assigns of each party shall enjoy the benefits of, and be bound by, this Agreement. Without the prior written consent of the Transferee, no party other than the Transferee may transfer its rights or obligations under this Agreement, but the Transferee may transfer its rights and/or obligations under this Agreement to its Affiliate after notifying the Transferor in writing.

13.3                 Amendment

The amendment to this Agreement can only come into force after the parties sign a written agreement regarding such amendment.

13.4                 Entire Agreement

The Appendixes of this Agreement is an integral part of and has the same legal effect as this Agreement. This Agreement constitutes all the agreements reached by the parties on the subject matter of this Agreement, and supersedes any previous agreements and understandings reached by the parties on the subject matter of this Agreement.

13.5                 Severability

All obligations under this Agreement shall be regarded as independent obligations and have their own enforceability separately. When one or some obligations under this Agreement are or become unenforceable, the enforceability of other obligations will not be affected. When one or some provisions of this Agreement are not enforceable, it shall be deemed to have been deleted from this Agreement, and such deletion shall not affect the enforceability of any other provisions of this Agreement. The non-enforceability of this Agreement against one party shall not affect its enforceability against the other parties.

13.6                 Counterparts

This Agreement is made in quintuplicate, with each party holding one copy, and each copy has the same legal effect.

13.7                 Template Agreement for Submitting to Government Agencies

All parties agree and confirm that, for the purpose of applying to the relevant government agencies for approval/filing of the Equity Transfer, they may separately sign a short template agreement that does not conflict with this Agreement, but the Equity Transfer shall still be subject to the constraints of this Agreement, and neither party shall invoke such template agreement in any settlement of disputes related to the Equity Transfer to oppose any terms of this Agreement.

[Signature pages following]

IN WITNESS WHEREOF, the parties have caused their respective authorized representatives to sign this Agreement on the date indicated on the first page.

Chongqing Hengyuda Technology Co., Ltd. (official seal)

Signature:	/s/ Authorized Signatory
(Authorized Signature)
Name:
Title:

Signature Page to the Equity Transfer Agreement

IN WITNESS WHEREOF, the parties have caused their respective authorized representatives to sign this Agreement on the date indicated on the first page.

Tang Ning

Signature:	/s/ Ning Tang

Signature Page to the Equity Transfer Agreement

IN WITNESS WHEREOF, the parties have caused their respective authorized representatives to sign this Agreement on the date indicated on the first page.

Chongqing Zhongxun Jintong Investment (Group) Co., Ltd. (official seal)

Signature:	/s/ Authorized Signatory
(Authorized Signature)
Name:
Title:

Signature Page to the Equity Transfer Agreement

IN WITNESS WHEREOF, the parties have caused their respective authorized representatives to sign this Agreement on the date indicated on the first page.

[***]

Signature:	/s/ Authorized Signatory
(Authorized Signature)

Signature Page to the Equity Transfer Agreement

IN WITNESS WHEREOF, the parties have caused their respective authorized representatives to sign this Agreement on the date indicated on the first page.

Chongqing Jintong Financing Guarantee Co., Ltd. (official seal)

Signature:	/s/ Authorized Signatory
(Authorized Signature)
Name:
Title:

Signature Page to the Equity Transfer Agreement

Appendix I Preconditions for the Transferee to Pay Equity Transfer Price

Appendix I (A) First Installment Terms

1.	The Transferors’ warranties (limited to the warranties regarding the facts generated and events occurred before the Closing Date) remain true, accurate and complete as of the Execution Date of this Agreement and the First Installment Date;

2.	The Transferors shall have performed and complied with all agreements, obligations and conditions contained in the Transaction Documents that are required to be performed or complied with by them on or before the First Installment Date;

3.	As from the date hereof, (1) there is no material adverse change in the business, operation, assets, financial status and Target qualification of the Target Company, nor is there any event which will or may cause such material adverse change, and (2) there is no change in any applicable laws, regulations or policies which will have material adverse effect on the Target Company or the Target qualification;

4.	There are no judgments, awards, rulings or injunctions of Chinese laws, courts, arbitration organizations or competent governmental authorities restricting, prohibiting or annulling the Equity Transfer, nor are there any pending or potential litigation, arbitration, judgments, awards, rulings or injunctions that have had or will have material adverse effect on the Equity Transfer;

5.	The Transaction Documents have been executed and delivered by the Parties and remain valid;

6.	For the execution, delivery and performance of the Transaction Documents and the implementation of the Equity Transfer Transactions contemplated hereby, the Transferor and the Target Company have completed all internal procedures, including, without limitation, that the shareholders’ meeting and board of directors of the Target Company have adopted resolutions to approve the following:

(1)	Equity Transfer Transactions;

(2)	The existing directors, senior executives, supervisors and legal representative of the Target Company resign, and new directors, senior executives, supervisors and legal representative shall be appointed in accordance with the relevant resolutions of shareholders’ meeting and board of directors of the Transferee;

(3)	The execution, delivery and performance of this Agreement and the other Transaction Documents, and all transactions contemplated hereby.

7.	All consents, approvals, notices, filings or registrations necessary for the execution, delivery and performance by the Transferor and the Target Company of this Agreement and other Transaction Documents, and the consummation of the Equity Transfer contemplated hereunder and thereunder, have been obtained or made with any governmental authority or any other person (excluding the AIC amendment registration and the filings with regulatory authorities required to be completed in connection with the Equity Transfer); neither the execution nor the performance of the Transaction Documents will result in a violation by the Transferor of Chinese laws;

8.	The AIC amendment filing submitted by the Target Company for the Equity Transfer has been pre-approved;

9.	The special account shall have been established, and relevant certificates, licenses and seals shall have been deposited in a safe box with the bank recognized by both the Transferor and the Transferee and jointly held by the Transferor and the Transferee; the business license, official seal, special finance seal, legal representative seal, accounts with funds and online banking keys for unclosed accounts of the Target Company shall have been deposited in a safe box with the bank recognized by both the Transferor and the Transferee and jointly held by the Transferor and the Transferee;

10.	The Target Company shall have paid salaries and taxes, completed the transfer of the fixed assets and debt-expiated assets on the books before the First Installment Date, and the security indemnity liabilities shall have been discharged, including without limitation the clearing of security indemnity reserves and undue liabilities on the books with only bank deposits, shareholders' receivables, paid-in capital and surplus reserves on the books, and the After-Term Statements shall have been issued;

11.	The Target Company shall have completed the final settlement of tax for year 2022;

12.	The Target Company shall have transferred all debts entitled to mortgage/pledge right on the Target Company (whether publicly announced or not, including without limitation the debts owed to Chongqing Yunhe Metal Material Co., Ltd., Chongqing Zhongyuan Special Vehicle Co., Ltd. and Chongqing Kewo Trading Co., Ltd.), and the mortgage/pledge right relating to the Target Company shall have been transferred along with the principal debts (for the avoidance of doubt, discharge of the pledge of the Target Company shall not be required);

13.	The Target Company shall have settled all credits and debts, including without limitation borrowings from Affiliate and other payables;

14.	The Target Company shall have terminated the employment relationship with all of the current employees of the Target Company and shall have fully paid their salaries, severance and all other fees and accounts payable;

15.	The Target Company shall have delivered to the Transferee the following information:

(1)	scanned copies of the equity transfer agreements in connection with this Equity Transfer (including this Agreement and the AIC version of the equity transfer agreement), relevant resolutions duly adopted by the shareholders’ meeting and the board of directors/executive director of the Target Company with respect to this Equity Transfer, new Articles of Association of the Target Company and other relevant AIC amendment registration documents (the date of relevant documents is left blank; for the avoidance of doubt, the Transferor shall specify in the materials mentioned in such items that “the relevant documents are only used for the internal examination and approval of the Transferee, and the equity transfer and relevant matters shall be subject to the specific terms of the equity transfer agreement”);

(2)	a scanned copy of the latest register of shareholders and the investment certificate of the Target Company, in which the Transferee or its Affiliates have been registered as the shareholders of the Target Company in the same amount of capital contribution and shareholding percentage as set forth in Article 3.1 hereof and affixed with the company seal (the date of the relevant document is left blank; for the avoidance of doubt, the Transferor will specify in the relevant information that “the equity transfer is only used for the internal examination and approval of the Transferee, and the equity transfer and relevant matters shall be subject to the specific provisions of the Equity Transfer Contract”).

16.	The Transferor has delivered to the Transferee the confirmation letter with respect to the satisfaction of the terms for the First Installment, confirming that all the terms as set out in this Appendix I (A) have been satisfied;

17.	The Transferor has delivered to the Transferee the Payment Notice setting out the receiving account details of the Transferor.

Appendix I (B) Other Terms for the Second Installment

1.	The Transferors’ warranties (limited to the warranties regarding the facts generated and events occurred before the Closing Date) remain true, accurate and complete as of the Execution Date of this Agreement and the payment date of the Second Installment;

2.	The Transferors shall have performed and complied with all agreements, obligations and conditions contained in the Transaction Documents that are required to be performed or complied with by them up to then;

3.	As from the date hereof, (1) there is no material adverse change in the business, operation, assets, financial status and Target qualification of the Target Company, nor is there any event which will or may cause such material adverse change, and (2) there is no change in any applicable laws, regulations or policies which will have material adverse effect on the Target Company or the Target qualification;

4.	There are no judgments, awards, rulings or injunctions of the Chinese laws, courts, arbitration organizations or competent governmental authorities restricting, prohibiting or annulling the Equity Transfer, nor are there any pending or potential litigation, arbitration, judgments, awards, rulings or injunctions that have had or will have material adverse effect on the Equity Transfer;

5.	The Transferor has delivered to the Transferee the confirmation letter with respect to the satisfaction of the terms for the Second Installment, confirming that the terms for the Second Installment as set out in this Appendix I (B) have been satisfied;

6.	The Transferor has delivered to The Transferee the Payment Notice setting out the details of The Transferor’s receiving account.

Appendix I (C) Other Terms for the Final Payment

1.	The Transferor’s warranties (limited to the warranties regarding the facts accrued and events occurred before the Closing Date) remain true, accurate and complete as of the Execution Date and the Final Payment Date;

2.	The Target Company shall hand over the matters set forth in Appendix III hereto, including without limitation the originals of basic materials such as business license, all seals (the original seal of the legal representative shall not be handed over due to change of the legal representative), bank accounts, financial books, business documents and materials of the Target Company to the people in charge who are designated by the Transferee. After the transfer, the Transferee shall change the authorized signatories of all bank accounts into the designated persons.

3.	The Target Company shall have obtained the renewed Operation Permit for Financing Guarantee Business.

4.	The Transferor has delivered to the Transferee the Confirmation Letter with respect to the satisfaction of the terms for the Final Payment (Article 1 and Article 2), confirming that the terms for the Final Payment (Article 1 and Article 2) have been satisfied as set forth in this Appendix I (C);

5.	The Transferor has delivered to the Transferee the Payment Notice setting out the receiving account details of the Transferor.

Appendix II Restrictions during the Transitional Period

1.	To amend, alter or waive any provision contained in the Articles of Association or any similar documents, except for such amendments that are necessary for the fulfillment of the closing conditions set out in Appendix I in accordance with this Agreement;

2.	To conduct any business operation;

3.	To increase or decrease the registered capital of the Target Company, transfer or dispose of the equity in the Target Company, create any encumbrance on the equity in the Target Company or conduct negotiation or negotiation therefor;

4.	To formulate or implement any equity incentive plan;

5.	To enter into any action seeking the dissolution, liquidation, suspension of business or bankruptcy of the Target Company, or seeking the restructuring, reorganization or discharge of the debts of the Target Company or making an entire assignment for the benefit of the creditors of the Target Company;

6.	To merge, consolidate, amalgamate or reconstruct the Target Company with any other entity;

7.	To sell or dispose of all or part of the assets of the Target Company or create any encumbrance thereon;

8.	To enter into, amend or terminate any contracts, or waive contractual rights or claims to which the Target Company is a party (except for those performed for the satisfaction of the conditions as set forth in Appendix I);

9.	To cause or permit the Target Company to (1) establish any branches or subsidiaries, invest in any securities of any person or otherwise acquire any equity in any other persons or (2) set up any joint venture or partnership enterprise;

10.	To enter into any transaction with Affiliates (including without limitation the making of any loans to any Affiliate, other than those performed for the satisfaction of the conditions as set out in Appendix I);

11.	Any expenditure by the Target Company (other than for the purpose of satisfying the conditions as set out in Appendix I);

12.	Provision of any loan or credit to any person or incur any indebtedness, liability or financial commitment, or provision of any guarantee, indemnity or other security to any person, or any actions that may give rise to any possible indebtedness;

13.	Change of legal representative, any director and supervisor, unless such change is necessary for the fulfillment of the closing conditions set out in Appendix I in accordance with the provisions of this Agreement;

14.	Declaration or payment of any dividends or change of dividend policy of the Target Company;

15.	To enter into litigation or other proceedings, including the commencement or termination of any litigation or other proceedings, or the waiver of any claim, right or defense in litigation or other proceedings; judicial cases for the settlement of debt (including enforcement cases and bankruptcy cases) against the Target Company that have occurred before the execution of this Agreement do not fall within the scope of this Article;

16.	To engage in other activities that may result in material change in rights, material liabilities or debts or have material effect on the operation and financial status of the Target Company; or

17.	To enter into or agree to enter into any agreement, undertaking or other documents that may prevent, restrict or delay the Equity Transfer.

Appendix III Hand-Over List

The following items, documents and information of the Target Company:

Scope	No.		Document types
1. Basic Documents of the Company	1		Articles of Association
	2		Official Seal
	3		Finance Seal
	4		Original and Duplicate Business License (all copies) (updated version)
	5		Operation Permit for Financing Guarantee Business (Original)
2. Financial Documents	6		Financial Statements for each year
	7		Chronological ledger for each year (per entry and showing auxiliaries)
	8		Account balance sheet for each year (from the first level to the last level showing auxiliaries)
	9		All financial data exported by the Company from accounting system (financial software and use thereof shall not be part of the scope of this Transaction)
	10		All contracts for costs and expenses
	11		Accounting vouchers, contracts, invoices, bank receipts and related attachments
	12	Accounting books	General ledger
	13		Detailed ledger
	14		Bank journal
	15		Audit report and capital verification report
3. Bank Documents	16		List of active bank accounts of the Company, including the opening bank information (address), account number, balance (subject to the handover date)
	17		Original copy of account opening permit (basic account)
	18		Signature card of the opening bank
	19		Online banking and online banking password, password payer
	20		Receipt card, bank settlement certificate
	21		Cash check, transfer check, check register book
	22		List of opened accounts, depositor’s searching password
	23		Bank statement
	24		Savings card to be used for opening a bank account, The Application for a Corporate Bank Account, online banking documents and a series of other documents
	25		Materials for opening and closing bank accounts

4.Tax	26	Paper version of tax materials (including purchase and sales invoices, cancelled invoices, monthly and annual tax returns, etc.) during the historical period; change of financial person-in-charge, tax services operator and invoices collector requires logging on e-tax services.
	27	User passwords and documents of natural person tax services end; assisting with changing the registered staff, account number and password of the e-tax services of the company upon the transfer
	28	Invoices related: invoices seal, list of issued invoices
	29	Written notices issued by the tax authority (if any)
	30	Address and contact information of the tax services branch, the one-to-one tax administrator and director of the tax services branch
5. Business Documents	31	Bank credit contracts over the past years
	32	Business ledgers over the past years
	33	External loan agreements and relevant materials
	34	Business files and materials over the years (including but not limited to: guarantee contract, relevant materials on guarantee and compensation, turnover of compensation, proof of lifting of guarantee liability and basis for recognition of compensation loss; proof materials for mortgage and release of mortgage, proof materials for equity pledge and release of mortgage)
6. Issues Related To External Regulation	35	Regulatory approval documents and reward and punishment documents over the years
	36	List of regulatory report (department, account, password, contact person, etc.)
	37	List of relevant admission documents, contact persons, expenses, etc., for the associations which have already been joined
	38	List of social security, housing fund, other accounts, passwords and contacts
	39	Declaration materials of annual examination over the years kept in the archive by the company
	40	Submission of business data and actual business data to the Financial Office by the Company
	41	Submission of historical reports to external regulators: including but not limited to local Financial Work Bureau, Statistics Bureau, Financial Office and Finance Bureau etc.
7. Miscellaneous	42	Resolutions of all the meetings of shareholders and meetings of directors of the Company, and any documents related to the minutes of any meetings (e-copies of AIC version)
	43	Other corporate documents from establishment to present
	44	Chop filing record form (showing the history of chop engraving record of the Company which can be printed by the chop engraving organization or can be searched by the Public Security Bureau)
	45	Resignation Confirmation of Personnel (scope of personnel shall at least include the senior executives who have recently paid social insurance/paid salaries/filed with the regulatory authorities in the industry of financial guarantee)

Appendix IV Representations and Warranties

Appendix IV (A) Warranties of the Transferor

The Transferor hereby jointly and severally represent and warrant to the Transferee (limited to those regarding facts arising and events occurring prior to the Completion Date) that, except as disclosed in the Disclosure Letter as Appendix V (the “Disclosure Letter”), the following representations and warranties are true, complete and accurate as of the date hereof, the Payment Date of the Initial Installment, the Payment Date of the Second Installment, and the Completion Date (unless a representation and warranty expressly states to relate only to a specific date):

1.	Authorization and Enforceability

This Agreement has been duly authorized, and after execution by the Parties hereto, shall constitute a valid and legally binding agreement of the Target Company and the Transferor; this Agreement has legal form and is enforceable against the Target Company and the Transferor in China.

Both the Transferor and the Target Company have obtained all necessary consents, approvals and authorizations from governmental authorities and any third party in connection with the transactions contemplated by this Agreement, and no other consent, approval or authorization is required from any governmental authority or any third party in connection with the Equity Transfer transaction under the applicable laws of China.

2.	Establishment and Existence

(1)	The Target Company is a limited liability company legally established and validly existing under the Chinese laws, which has independent capacities for civil rights and acts, and there are no circumstances requiring termination in accordance with laws, regulations and regulatory documents or their Articles of Association;

(2)	All of the registered capital of the Target Company have been legally paid-up capital contributions;

(3)	The external investments of the Target Company are true, accurate and complete; as of the Closing Date, none of the Target Company holds equity, shares, stocks, convertible debts and other capital interest in any Person, or has agreed to acquire equity in other Person or any other Persons or merge or consolidate with such other Persons, and none of the Target Company has any external investment.

(4)	All equity changes of the Target Company during its existence are voluntary, genuine and valid, necessary consideration has been paid and taxes have been paid, necessary approval, registration and modification procedures have been duly completed, and there is no violation of laws such as false transfer or concealment of illegal purposes under the guise of a legitimate form; the descriptions of equity changes of the Target Company after its incorporation are genuine and complete, and there is no concealment or material omission; and

(5)	All changes in the equity of the Transferor during the existence of the Target Company are made on a voluntary, genuine and valid basis, necessary consideration has been paid, taxes have been paid, necessary approval, registration and modification procedures have been completed in accordance with law, and there is no violation of laws such as false transfer or concealment of illegal purposes under the guise of a legitimate form.

3.	Title to and Encumbrance of Equity

Prior to the Closing Date, the Transferor is the sole legal owner of the entire equity in the Target Company. The equity held by the Transferor in the Target Company is not subject to pledge or any other encumbrance, nor is it subject to any arrangement or obligation creating third party rights or any judicial preservation measures; there are no undisclosed legal disputes or controversies regarding the equity in the Target Company, and no person has or claims to have the right to subscribe for, claim, interest or other third party right in respect of the equity in the Target Company.

4.	Qualification and Licenses

The Target Company has obtained all approvals, consents, authorizations and licenses (including, without limitation, the Operation Permit of Financing Guarantee) necessary for its establishment and operation of the business; such approvals, consents, authorizations and licenses are in full force and effect, and none of them has been changed, revoked or failed to be renewed; neither the execution nor the performance of this Agreement, any transaction documents to which the Transferor is a party or any documents to be executed prior to the Equity Transfer Registration will cause any such approvals, consents, authorizations or licenses to be revoked, suspended, cancelled, modified or not renewed.

5.	Accuracy and Sufficiency of the Materials;

(1)	The shareholding structure of the Target Company is true and accurate;

(2)	All information, including but not limited to legal, financial and business operation documents, provided by the Transferee or its Affiliates are true, accurate and complete, and there is no major fact or matter that has not been disclosed to the Transferee or its Affiliates and may affect the Transferee’s decision of whether to proceed with the Transfer, or any information is false or misleading due to intentional omission, gross negligence or misrepresentation; and

(3)	As reasonably requested by the Transferee or its Affiliates, the Target Company has provided the Transferee or its Affiliates with all the important information to the knowledge of the Target Company, which may be used by the Transferee or its Affiliates to decide whether to proceed with this Transaction. None of the written materials or public documents provided by the Target Company to the Transferee or its Affiliates in connection with this Transaction contains any misrepresentation or omission or facts that are sufficient to cause misrepresentation.

6.	Corporate Records

(1)	The resolutions of the shareholders’ meeting (shareholders) and board of directors (executive director) of the Target Company that should have been made in accordance with the then effective Articles of Association have been legally and validly made and have been preserved in the records of the Target Company. All resolutions of the shareholders’ meeting (shareholders) and board of directors (executive director) of the Target Company as preserved in the records of the Target Company are true and accurately reflect any resolution made by, and matters deliberated at, the shareholders’ meeting (shareholders) and board of directors (executive director) of the Target Companies.

(2)	Each register, minute book and other books required by applicable law to be maintained by the Company have been properly maintained and contain complete and accurate records of matters required by applicable law to be recorded.

(3)	All reports, declarations, registrations, statements, resolutions and other documents required to be delivered by the Target Company to the market regulator, the competent financial supervisory authority, the AIC, tax authorities or other governmental authority have been properly made and delivered.

7.	Accounts and Records

(1)	The Transferor and the Target Company have provided the Transferee or its Affiliates with all financial information of the Target Company (collectively referred to as “Financial Information”). The Financial Information has been prepared in accordance with the applicable laws of China and Chinese accounting standards on an adequate and consistent basis, and truly, fairly and accurately reflect the assets, liabilities, financial conditions and relevant matters of the Target Company as of the relevant balance sheet date and the profits and losses for the reporting periods, and fully reflect the true financial condition of the Target Company as of such dates and to the extent required by the Chinese laws. All revenues recorded in the financial reports and financial records of the Target Company cover all revenues of the Target Company;

(2)	Except for any change to the accounting standards of the Target Company’s statutory books, accounts or any other type of accounting records to comply with China accounting standards and the requirements of governmental authorities, the accounting standards applicable to the statutory books, accounts or any other type of accounting records of the Target Company have remained unchanged since the establishment of the Target Company. All financial data, reports, documents and statements required by applicable laws to be submitted or issued to any governmental authority have been properly and accurately submitted or issued;

(3)	The financial data have fully disclosed and provided for all bad and doubtful debts and all liabilities (whether actual, contingent or otherwise) and all financial covenants of the Target Company existing at the relevant Balance Sheet Date.

(4)	The receivables of the Target Company are true and accurate and have reasonable commercial purpose; and

(5)	Except as reflected in the Financial Information, as of the Closing Date, the Target Company (a) has no outstanding borrowings or debts in the nature of borrowings owed to third parties, and have not agreed to incur such borrowings or debts in the nature of borrowings; (b) is not liable under any guarantee or other security to secure the obligations of others, and has not created any mortgage, pledge or other encumbrance on their property; and (c) there is no other balance on their books other than bank deposits, paid-in capital and surplus reserves.

8.	Changes after the Accounts Date

(1)	General Provisions

After June 12, 2023 (the “Accounts Date”):

(a)	No adverse change shall have occurred to the financial and business status of the Target Company; and

(b)	No material change shall have occurred to the assets and liabilities shown in the financial information. Based on the valuation method adopted in the financial information, the net tangible assets of the Target Company shall not have been reduced.

(2)	Specific Matters

Since the Accounts Date, there has been no abnormal change in the Target Company, including without limitation, the Target Company has not:

(a)	Acquired or disposed of, or agreed to acquire or dispose of, any asset;

(b)	Entered into connected transactions or financial interactions with the Transferor or its Affiliate, or made commitments to enter into connected transactions or financial interactions;

(c)	Made payment of share awards, share options, profit sharing, bonus or other employee incentives to employees such as directors and senior executives; and/or

(d)	Assumed or incurred, or agreed to assume or incur, any indebtedness, obligation or expenditure or created any new security, pledge or mortgage (whether actual or contingent) for any third party;

(e)	Made or agreed to make any capital expenditure; and/or

(f)	Made or agreed to commit to make any capital expenditure;

(g)	Declared, paid or made any dividend or profit distribution;

(h)	Passed any resolutions or decisions of the shareholders (excluding the decision on the Equity Transfer); and

(i)	Increased, decreased, repurchased or adjusted in any way its registered capital or share capital or entered into an agreement or arrangement or undertook an obligation to do any of the above things.

9.	Connected Transactions

Except for circumstances disclosed in the Disclosure Letter, there is no connected transaction between the Target Company and its Affiliates in violation of laws and regulations. As of the AIC amendment completion date, none of the Target Company’s connected transactions remain subsisting.

10.	Assets

(1)	The Target Company has the ownership of the assets (including intellectual property) in use (the Target Company has no ownership of the trade name “Jintong” in its name, and within six months after the completion of the Equity Transfer, the Transferee shall change the name of the Target Company to cancel the trade name of “Jintong” at its sole discretion) and is entitled to use the assets in its operation of current and/or proposed business. The Target Company’s ownership of the assets will not be adversely affected by the transactions contemplated under this Agreement;

(2)	The Target Company does not own any land, building or premises; the premises used by the Target Company is leased from third parties, and the Target Company has entered into valid written leases with third parties; the Target Company has complied with and fully performed such leases and own, sole, valid and enforceable leasehold interests in such premises free of any encumbrances (from the Closing Date, the Target Company shall cease to own any leasehold interest); the Target Company has not leased, subleased or subleased any land, building or premises to third parties, and the land, building or premises leased by the Target Company has no defects (including without limitation, collective land);

(3)	The Target Company has not infringed upon the intellectual property of others, has not received any claim from a third party asserting that they have infringed upon intellectual property, and there is no pending intellectual property dispute or judicial proceeding; to the knowledge of the Actual Controller, the Transferor and the Target Company, no other persons are violating, infringing, abusing or misappropriating the self-owned intellectual property of the Target Company;

(4)	The above-mentioned assets are free and clear of any mortgage, pledge, lien and other encumbrance, there is no third party claims the interest or right or otherwise restricts the exercise of right, nor is there any litigation or arbitration against the above-mentioned assets; all the approval documents, registrations and other formalities necessary for the above-mentioned assets have been obtained or completed and remain valid;

(5)	The Transferor shall have fully disclosed the outstanding judicial cases in which the Target Company is a creditor in the Disclosure Letter, including the mortgage and pledge in which the Target Company is the holder of mortgages (whether publicly known or not), and such mortgage, pledge and corresponding creditor’s right shall have been transferred to the the Transferor or other third parties prior to the First Installment Date.

11.	Contracts

(1)	The Transferor has disclosed in the Disclosure Letter that the agreements and contracts executed by the Target Company are legitimate, valid and binding upon relevant parties, which undertakes that undisclosed agreements or contracts will not cause any economic losses to the Target Company, and the Transferor shall be liable for compensation for any economic losses caused to the Target Company as a result thereof;

(2)	No Target Company is a party to or bound by any of the following agreements or covenants:

(a)	Any agreement or covenant not entered into in the ordinary course of business;

(b)	Any agreement or covenant not entered into solely on an arm’s length basis;

(c)	Any agreement or covenant restricting the freedom of the Target Company to engage in business operations;

(d)	Any agreement or covenant detrimental to the interests of the Target Company which affects the normal operation of the Target Company or has effect on the profits of the Target Company;

(e)	Any agreement or engagement which involves an amount in excess of RMB 100,000 payable but not yet paid;

(f)	An agreement or engagement for the sale or purchase of any asset or option or similar agreement or engagement which affects the ownership, possession, holding or use by the Target Company; or

(g)	An agreement or engagement which the Target Company is unable to comply with on time or can be complied with by excessive or unusual money or effort.

(3)	The Target Company does not have any existing contracts for loans and security signed with third parties;

(4)	The Target Company does not have any existing guarantees or guarantees to the Transferor or any entity or individual connected with the Transferor; and

(5)	The Target Company does not have existing circumstances under which they are liable for breach of contract due to violation of the terms or obligations under contracts, agreements or other documents which are binding upon them.

12.	No Material Adverse Change

As of the Execution Date, the First Installment Date and the Second Installment Date, (i) the Target Company operates its business in the ordinary course; and (ii) there is no event or matter that has caused or may be reasonably expected to cause a material adverse change.

13.	Employees

(1)	As of the First Installment Date, there is no employee who still has a labor relationship or other employment relationship with the Target Company.

(2)	With respect to the employees that the Target Company had a labor relationship or other employment relationship with in the history (the “Resigned Employees”):

(a)	The Target Company has complied with its obligations imposed by applicable labor-related Laws, codes of conduct and practices and other contracts and covenants;

(b)	The Target Company has paid off all amounts payable to and on behalf of Resigned Employees in accordance with the relevant labor contracts and the Chinese laws;

(c)	There is no outstanding creditor’s right or debt between the Target Company and the Resigned Employees, regardless of whether such is made in a labor contract or otherwise;

(d)	There are no outstanding disputes between the Target Company and the Resigned Employees;

(e)	The Target Company has kept the records regarding the employment and the termination of the employment of the Resigned Employees in accordance with laws and regulations.

14.	Authorization

The Target Company has not authorized any persons to enter into any contracts/agreements on behalf of the Target Company or provide other grounds of authority relating to similar authorization.

15.	Tax

(1)	The Target Company does not have any tax liabilities or tax arrears that are not reflected in its financial information. The Target Company has submitted on schedule true and complete tax returns and other relevant documents to the Chinese tax authorities for tax declaration in accordance with Chinese laws and the requirements of the relevant tax authorities, and has duly paid the taxes payable in full and in a timely manner. There is no dispute between the Target Company and the tax authorities which may cause the tax liability of the Target Company (including any fine levied by the tax authorities);

(2)	All tax refunds received by the Target Company are legally enjoyed by them and have been verified and verified by the local competent taxation authorities. The Target Company is entitled to and uses tax preferences and financial subsidies in compliance with applicable laws and there is no outstanding incidental obligation; and

(3)	The execution and performance of the transaction contemplated by this Agreement will not cause cancellation or reduction of the tax treatments, preferences or exemptions enjoyed by the Target Company.

16.	Compliance with Laws

The Target Company is not (i) in violation of any laws and regulations, including but not limited to anti-money laundering, counter-terrorist financing, labor and anti-corruption laws and regulations, (ii) in violation of the approval by the relevant governmental authorities, (iii) in violation of its Articles of Association, and/or (iv) in default or compliance with any material obligations, agreements, covenants or conditions under any contracts to which it is a party or by which it or any of its properties are bound. The Target Company has not received notice of any such default, violation or omission, whether it has occurred or is threatened.

17.	Penalties, Lawsuits and Claims

(1)	There is no penalty imposed on the Target Company since its establishment (including but not limited to administrative penalty in respect of business operation, custody and use of funds, taxation, environmental protection, safety and labor);

(2)	There is no existing or possible investigation, inquiry, penalty (including but not limited to administrative penalty in respect of business operation, custody and use of funds, taxation, environmental protection, safety and labor), litigation, arbitration, dispute and claim on the Target Company, and there is no fact or circumstance which may give rise to such investigation, inquiry, penalty, litigation, arbitration, dispute or claim;

(3)	In respect of the actual controller of the Transferor, the directors, supervisors and senior executives of the Transferor/the Target Company, there is no matter which has caused or may cause the Target Company to be subject to administrative penalty, litigation, arbitration or dispute.

18.	No Unlawful Payments

(1)	Neither the Target Company nor any of its directors, senior employees, agents, employees, or any other persons acting on behalf of or for any of the foregoing persons (collectively, the “Company Representatives”) has committed or been found to have violated any applicable anti-bribery or anti-corruption legislation in relation to the Target Company;

(2)	No Company Representative has incurred or been found to have induced any person to enter into an agreement or arrangement with the Target Company by means of unlawful or immoral payment, donation, gift or other inducement;

(3)	No Company Representative has incurred or been found to have offered, paid, promised to pay or authorized the payment of any money or granted anything of value to any government official for office in any government entity or to any person under circumstances which such Company Representative knew or was reasonably likely that all or part of such money or thing of value would be offered, given or promised (directly or indirectly) to any government official for the purpose of: (a) influencing any act or decision of such governmental official within his or her official authority, (b) inducing such governmental official to do or omit to do any act in relation to his or her lawful duty, (c) securing any improper advantage, (d) inducing such governmental official to influence or affect any act or decision of any governmental authority, or (e) assisting the Target Company in obtaining or retaining business for or with, or directing business to the Target Company.

Appendix IV (B) Warranties of the Transferee

The Transferee hereby represents and warrants to the Transferor that the following representations and warranties are true, complete and accurate as of the date of this Agreement and each Payment Date.

1.	Establishment and Existence

The Transferee is a limited liability company legally established under the Chinese laws, and has been lawfully and validly existing to date.

2.	Authorization and Enforceability

This Agreement is duly authorized and upon execution by the Parties, constitutes a valid and legally binding agreement of the Transferee; this Agreement is in compliance with the laws of China and is enforceable against the Transferee in China.

The Transferee has the right, power and authority, and has taken all necessary actions, to execute and deliver this Agreement and other Transaction Documents to which it is a party, and to exercise its rights and perform its obligations under this Agreement and the above documents.

The Transferee has obtained all necessary consents, approvals and authorizations in connection with the transactions contemplated by this Agreement (including, without limitation, that the internal decision-making body or the investment committee of the Transferee has approved the transactions contemplated by this Agreement), and no other consents, approvals or authorizations are required to be obtained from any governmental authority or any third party in connection with the Equity Transfer under applicable laws of China.

3.	Binding Agreement

This Agreement and each of the other Transaction Documents to which the Transferee is a party, when executed, shall constitute valid and binding obligations of the Transferee and shall be enforceable against the Transferee in accordance with their respective terms.